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SEC FILE NUMBER
001-14793

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
First BanCorp.

Full Name of Registrant
N/A

Former Name if Applicable

1519 Ponce De Leon Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00908-0146

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On September 26, 2006, First BanCorp (the “Corporation”) filed its amended 2004 annual report on Form 10-K/A with the Securities and Exchange Commission (the “SEC”), which included restated financial statements for the fiscal years ended 2002-2004. Subsequently, on February 9, 2007 and on July 9, 2007, the Corporation filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2005 and December 31, 2006, respectively. Due to the Corporation’s continuous effort in becoming current with its reporting obligations including the recent completion of the 2006 Form 10-K, and the preparation of the Corporation’s restated quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 and 2004,and the preparation of the quarterly reports for the quarters ended June 30, 2005 and restated 2004; September 30, 2005 and restated 2004; March 31, 2006; June 30, 2006; September 30, 2006; and March 31, 2007 the Corporation was not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. Accordingly, the Corporation is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period. The Corporation is working diligently to finalize all these reports or the financial information required by all of these reports and expects to file them or the financial information required by them during the summer of 2007.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Fernando Scherrer	(787)	729-8098
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Corporation’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and March 31, 2007 have not been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation expects the results of operations for the second quarter ended June 30, 2007 to be lower than the results of operations for the same period in 2006. The main reason for the expected decrease is attributable to an increase in the provision for loan losses to approximately $25 million for the quarter ended June 30, 2007, as compared to a provision for loan losses of approximately $ 9 million for the same period in 2006.
The Corporation expects the results of operations for the six-month period ended June 30, 2007 to be higher than the results of operations for the same period in 2006. The main reason for the expected increase is attributable to the recognition of a non-cash net unrealized loss of approximately $68 million (before tax) in the six-month period ended June 30, 2006 as opposed to approximately $6 million in the six-month period ended June 30, 2007. These non-cash losses reflect mainly the change in the fair value of the interest rate swaps that were hedging the interest rate risk related to Brokered CD’s and medium term notes, the ineffective portion on designated hedges, and the amortization of the basis adjustments. The decrease in the non-cash valuation losses for the six month period ended June 30, 2007 was partially offset by an increase in the provision for loan losses and a decrease in net interest income as a result of the payment of $2.4 billion received from a local financial institution during the second quarter of 2006 which was generating approximately 150 basis points over LIBOR. Given the then economic conditions and investment spreads, the Corporation decided to de-leverage the balance sheet.

First BanCorp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By
/s/ Fernando Scherrer

Name: Fernando Scherrer
Title: Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232,201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (§232.13(b) of this chapter.